Exhibit 3.1(a)(ii)

CERTIFICATE OF AMENDMENT

OF

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

VERACYTE, INC.

Veracyte, Inc. (the “Company”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

1.              The name of the Company is Veracyte, Inc.  The Company was originally incorporated under the name “Calderome, Inc.”  The Company’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 15, 2006.

2.              This Certificate of Amendment of Fourth Amended and Restated Certificate of Incorporation (“Certificate of Amendment”) was duly adopted in accordance with Section 242 of the DGCL and amends the provisions of the Company’s Fourth Amended and Restated Certificate of Incorporation, as amended to date (“Restated Certificate”).  Other than as set forth in this Certificate of Amendment, the Restated Certificate shall remain in full force and effect, without modification, amendment or change.

3.              The terms and provisions of this Certificate of Amendment have been duly approved by written consent of the required number of shares of outstanding stock of the Company pursuant to Section 228 of the DGCL.

4.              Article IV.A of the Restated Certificate shall be amended and restated to read in its entirety as follows:

“The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.”  The total number of shares which the Company is authorized to issue is one hundred thirty-seven million one hundred eighty-seven thousand seven hundred (137,187,700) shares, seventy-seven million (77,000,000) shares of which shall be Common Stock (the “Common Stock”) and sixty million one hundred eighty-seven thousand seven hundred (60,187,700) shares of which shall be Preferred Stock.  The Preferred Stock shall have a par value of one tenth of one cent ($0.001) per share and the Common Stock shall have a par value of one tenth of one cent ($0.001) per share.

Upon this Certificate of Amendment of Fourth Amended and Restated Certificate of Incorporation of the Company becoming effective in accordance with the General Corporation Law of the State of Delaware (the “Effective Time”), each four shares of Common Stock, par value one tenth of one cent ($0.001) per share, issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall be combined, reclassified and converted into one share of Common Stock, par value one tenth of one cent ($0.001) per share (the “New Common Stock”), as of the Effective Time.  No fractional shares shall be issued upon the combination, reclassification and conversion of any share or shares of Old Common Stock.  All shares of New Common

Stock (including fractions thereof) issuable upon the combination, reclassification and conversion of one or more shares of Old Common Stock by a holder thereof (including, for this purpose, a holder of shares of Old Common Stock issuable upon conversion of Preferred Stock) shall be aggregated for purposes of determining whether the combination, reclassification and conversion would result in the issuance of any fractional share.  If, after the aforementioned aggregation, the combination, reclassification and conversion would result in the issuance of a fraction of a share of New Common Stock, the Company shall, in lieu of issuing any fractional shares, pay the holder otherwise entitled to such fraction a sum in cash equal to the fraction multiplied by the fair market value per share of the New Common Stock (as determined in a reasonable manner by the Board of Directors or a committee thereof) as of the Effective Time. Any stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock outstanding shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of whole shares of New Common Stock determined by multiplying the number of shares of Old Common Stock represented by such certificate immediately prior to the Effective Time by one-fourth (1/4) and rounding such number down to the nearest whole integer and, for the avoidance of doubt, the number of shares of New Common Stock issuable upon conversion of Preferred Stock held by any holder subject to the aforementioned aggregation shall be appropriately adjusted.  Shares of Common Stock that were outstanding prior to the Effective Time and that are not outstanding after the Effective Time shall resume the status of authorized but unissued shares of Common Stock.”

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment of Fourth Amended and Restated Certificate of Incorporation to be signed its duly authorized Chief Executive Officer, as of October 9, 2013.

VERACYTE, INC.

By:	/s/ Bonnie H. Anderson
Name:	Bonnie Anderson
Title:	President and Chief Executive Officer